UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-54323
CUSIP NUMBER	45343Y205

(Check one): ☒  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐  Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR

For Period Ended: June 30, 2020
☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended: __________________________________________________________

PART I – REGISTRANT INFORMATION

RedHawk Holdings Corp.

Full Name of Registrant

Former Name if Applicable

100 Petroleum Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Lafayette, Louisiana 70508

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

A The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

RedHawk Holdings Corp. (“Company”) has been working diligently to complete all of the required information for its annual report on Form 10-K for the year ended June 30, 2020 (the “Form 10-K”). However, the Company was unable to complete the Form 10-K by the September 28, 2020 due to circumstances related to COVID-19. In particular, COVID-19 has caused significant changes in our business activity resulting in disruptions in our normal interactions with our domestic and international auditors. The Company has minimal accounting staff and has historically provided its domestic and international auditors with full access to workpapers and related information. Because the domestic and international audit personnel are now working remotely as much as possible, and relying on the Company’s minimal staff to furnish workpapers and other documents, the Company’s ability to complete its review and file the June 30, 2020 Form 10-K prior to its due date without unreasonable expense is delayed. The Company intends to file a complete Form 10-K for the annual period ended June 30, 2020 as soon as practicable within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

G. Darcy Klug	(337)	269-5933
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RedHawk Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2020	By	/s/ G. Darcy Klug
G. Darcy Klug
Chief Financial Officer
(Authorized representative)